February 14, 2025

Tamala McComic
Chief Financial Officer
Mexco Energy Corporation
415 West Wall Street, Suite 475
Midland, Texas 79701

       Re: Mexco Energy Corporation
           Form 10-K for the Fiscal Year ended March 31, 2024
           Filed June 27, 2024
           File No. 001-31785
Dear Tamala McComic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation